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Asia Pacific Bangkok Beijing Hanoi Ho Chi Minh City Hong Kong Jakarta Kuala Lumpur Manila Melbourne Shanghai Singapore Sydney Taipei Tokyo	October 19, 2006 Michael K. Pressman, Esq. Special Counsel Office of Mergers & Acquisitions Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 - 7010	Robert A. Grauman Tel: +1 212 891 3587 Robert.A.Grauman@Bakernet.com Via EDGAR

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RE: Gold Kist Inc.

         Schedule TO-T filed September 29, 2006

         by Pilgrim’s Pride Corporation and Protein Acquisition Corporation

         File No. 5-81988

Dear Mr. Pressman:

On behalf of Pilgrim’s Pride Corporation (“Parent”) and its wholly owned subsidiary Protein Acquisition Corporation (sometimes referred to individually as “Purchaser” and together with Parent collectively referred to as the “Offerors”), we submit this letter setting forth the Offerors’ responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) sent by letter dated October 11, 2006 from you to Alan G. Harvey, of this firm, relating to the Schedule TO-T, as amended, filed by the Offerors on September 29, 2006 in connection with the tender offer (the “Offer”) by the Offerors for any and all of the outstanding shares of common stock of Gold Kist Inc. (“Gold Kist”). As requested by the Staff, we are filing this letter as Edgar correspondence

To assist the Staff’s review of the Offerors’ responses, the Staff’s comments have been set forth verbatim in bold face below, and the Offerors’ responses are set out immediately following the applicable comment. Capitalized terms used herein without definition have the same meanings as are ascribed to them in the Offer to Purchase.

Schedule TO

1.      Your inclusion of a financing condition in spite of having obtained binding commitment letters providing the financing required to complete the tender offer suggests that the commitment letters may be unreliable. Binding commitment letters should render a financing condition unnecessary. If you do not believe that the financing condition is unnecessary, please expressly state to us, in a supplemental response that includes supporting reasons, that the bidder’s receipt of financing is not a material change that would require the tender offer to remain open for at least five business days.

         Response: We understand that the Commission has historically recognized a difference between firm, legally binding commitment letters – under which the parties cannot

Washington, DC	Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

unilaterally withdraw – and non-binding letters of intent for acquisition financing. Parent’s commitment letter – which was filed as an exhibit to a Form 8-K filed by Parent and incorporated by reference as an exhibit to the Schedule TO-T – is a binding commitment to provide financing, subject to satisfaction of the conditions set forth therein.

Notwithstanding the binding nature of the commitment letter, we respectfully submit that the receipt of the commitment letter does not, in and of itself, remove all contingencies with respect to the availability of proceeds from the financing for the Offer. It is essential to note that the Financing Condition, as set forth in the Offer to Purchase, requires receipt of the proceeds under the various financing arrangements described therein, as distinguished from mere existence or availability of the credit facilities. As indicated in the Offer to Purchase, borrowings under Parent’s CoBank Credit Agreement are subject to certain customary market conditions, including the availability of eligible collateral and the absence of material adverse changes. Borrowings under the Bridge Loan Commitment Letter are subject to additional conditions, including the execution of definitive financing documentation and satisfaction of many of the same conditions to which the Offer itself is subject

Rather than indicate that the credit facilities are or may be unreliable, the Financing Condition - in effect, a “funding condition” – simply reflects the commercial realities of acquisition financing – i.e., that the lender’s performance under its funding commitment is subject to conditions beyond the Offerors’ control. While the Offerors have no reason to believe that the lenders will not provide the committed funds in accordance with Parent’s credit documents – hence the statement in the Offer to Purchase that the Offerors “expect “to have sufficient funds available to finance the Offer and the Merger” – they require the proceeds of the committed funds to purchase tendered Shares. For this reason, they have included the Financing Condition in the Offer to Purchase.

We note that there is precedent for making a tender offer subject to financing conditions even where financing commitments were obtained. For example, in its hostile exchange offer for the shares of Hollywood Entertainment Corporation, Blockbuster Inc. included the following condition in the exchange offer prospectus:

“Blockbuster shall have received proceeds under the facilities contemplated by its commitments from JPMorgan Chase Bank, N.A., Credit Suisse First Boston, Cayman Islands branch, and Citicorp North America, Inc. that, together with Blockbuster’s cash on hand, borrowings under Blockbuster’s existing revolving credit facility, the proceeds from any issuance of senior subordinated notes, referred to in this prospectus as the “proposed Blockbuster notes,” and Hollywood’s expected cash balance, are sufficient to permit Blockbuster to complete the transactions contemplated by the offer and the second-step merger and to pay fees, expenses and other related amounts, including but not limited to payments and related costs in connection with the satisfaction of the Hollywood notes condition and the repayment of all amounts outstanding under Hollywood’s existing credit

Michael K. Pressman, Esq.	Page 2
October 19, 2006

agreement.” Preliminary Prospectus included in Registration Statement on Form S-4 filed by Blockbuster Inc. on February 2, 2005 (Registration No. 333-122485) (emphasis added).
Similarly, in the Omnicare offer to acquire the shares of NeighborCare, Inc., the financing condition was stated as follows:

. . . (5) OMNICARE HAVING AVAILABLE TO IT PROCEEDS OF THE FINANCINGS CONTEMPLATED BY ITS EXISTING COMMITMENT LETTER OR SUCH OTHER FINANCINGS THAT ARE SUFFICIENT, TOGETHER WITH CASH ON HAND, TO CONSUMMATE THE OFFER AND THE PROPOSED MERGER AND TO REFINANCE ALL DEBT OF THE COMPANY AND OMNICARE THAT IS OR COULD BE REQUIRED TO BE REPURCHASED OR BECOMES, OR COULD BE DECLARED, DUE AND PAYABLE AS A RESULT OF THE OFFER OR THE PROPOSED MERGER OR THE FINANCING THEREOF AND TO PAY ALL RELATED FEES AND EXPENSES . . . Nectarine Acquisition Corp. Offer to Purchase the Common Stock of NeighborCare, Inc. dated June 4, 2004 (emphasis added).

Since the Financing Condition is expressly provided for and disclosed in the Offer to Purchase, satisfaction of that condition by receipt of proceeds under Parent’s credit facilities would not constitute a material change to the terms of the Offer. Similarly, receipt of the proceeds under Parent’s credit facilities would not necessitate a waiver or withdrawal of the Financing Condition but would constitute the satisfaction of that condition. Accordingly, we believe that neither execution of definitive loan documentation nor receipt of such financing proceeds would require an amendment to the Schedule TO or an extension of the Offer.

Certain Conditions of the Offer, page 32
2.	We do not object to the imposition of conditions in a tender offer, provided that they are not within the direct or indirect control of the bidder and are specific and capable of objective verification when satisfied. In this regard, revise your conditions, where applicable, to include a standard of reasonableness.

Response: The Offerors do not believe that any of the conditions to the Offer are within their direct or indirect control. Certain of the conditions are subject to Purchaser being satisfied, in its “sole discretion,” that the condition has been met. These are the “Rights Condition,” the “Board Condition” and the “DGCL §203 Condition,” each as defined in the Offer to Purchase. Each of these conditions relates to actions necessary to eliminate anti-takeover defenses established under Gold Kist’s charter documents or Delaware law. Such conditions could be satisfied on one of two ways. Gold Kist could enter into discussions with the Offerors with regard to a negotiated acquisition. In such case, the action to dismantle its anti-takeover defenses would presumably be taken by Gold Kist, and verified by representations and warranties made by Gold Kist in a merger agreement

Michael K. Pressman, Esq.	Page 3
October 19, 2006

and, perhaps, by opinion of Gold Kist’s counsel. Alternatively, as described in the Offer to Purchase, the Offerors could solicit proxies for the election of a majority of Gold Kist’s board of directors and, if they are successful, the Gold Kist board would take the necessary steps to dismantle Gold Kist’s anti-takeover defenses. Again, legal advice, perhaps in the form of an opinion of Delaware counsel, would be necessary to verify that the necessary steps had been taken. In either case, the action or actions necessary to satisfy these conditions are capable of objective verification. However, the consequences of a premature or erroneous determination – e.g., substantial dilution to the Offerors if Gold Kist’s “poison pill” is triggered and/or inability to engage in a business combination for three years by virtue of becoming an “interested stockholder” under Section 203 of the Delaware General Corporation Law – necessitate that the Offerors must have final decision-making discretion to determine whether one or more of these conditions has been satisfied such that the Offer and the Merger may be consummated.

As is the case with respect to the Financing Condition in the Offer, we believe that subjecting the Board Condition, the Rights Condition and the DGCL §203 Condition to the Purchaser’s “sole discretion” is justified by recent prior transactions that have been filed with the Commission. For example, BASF Aktiengesellschaft’s recent unsolicited offer to acquire the shares of Engelhard Corporation presents remarkably analogous circumstances. The similarities between BASF AG/Engelhard and the Offer include the following conditions in the BASF AG/Engelhard transaction:

• redemption or inapplicability of Engelhard’s rights plan

• approval of the offer pursuant to a provision of Engelhard’s charter similar to Section 203 of the DGCL

• termination of the leveraged recapitalization (share repurchase program) commenced by Engelhard in response to BASF AG’s unsolicited tender offer
The standard by which satisfaction of each of these three conditions was to be measured was expressed as follows in BASF AG’s offer to purchase:

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS . . . (II) IRON ACQUISITION CORPORATION (“PURCHASER”) BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE COMPANY’S BOARD OF DIRECTORS HAS REDEEMED THE SERIES A JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS (THE “RIGHTS”) ISSUED PURSUANT TO THE RIGHTS AGREEMENT, DATED AS OF OCTOBER 1, 1998, BETWEEN THE COMPANY AND CHASE MELLON SHAREHOLDER SERVICES, L.L.C., AS RIGHTS AGENT, OR THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE

Michael K. Pressman, Esq.	Page 4
October 19, 2006

MERGER (AS DEFINED HEREIN), (III) PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE OFFER AND THE MERGER HAVE BEEN APPROVED FOR PURPOSES OF ARTICLE SEVENTH OF THE COMPANY’S RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED (“ARTICLE SEVENTH”), OR THAT THE PROVISIONS OF ARTICLE SEVENTH ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE MERGER AND (IV) PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE COMPANY HAS TERMINATED THE LEVERAGED RECAPITALIZATION AND 20% SHARE BUYBACK (AS DEFINED HEREIN) PRIOR TO THE ACCEPTANCE FOR PAYMENT OF ANY SHARES TENDERED THEREUNDER. BASF Aktiengesellschaft Amended and Restated Offer to Purchase the Shares of Engelhard Corporation dated May 9, 2006 (emphasis added).

In addition, BASF AG proposed to solicit proxies from Engelhard’s stockholders to terminate the share repurchase program, much as the Offerors intend to solicit proxies from Gold Kist’s stockholders to increase the number of directors on the Board with the goal of electing directors who, subject to their fiduciary duties, would consider taking action to remove certain obstacles to Gold Kist stockholders determination whether to accept the Offer.

Similarly, in Simon Property’s 2002 offer to acquire Taubman Centers, satisfaction or nonapplicability of certain limitations on REIT ownership under the target company’s charter and of certain anti-takeover provisions of Michigan law were conditions to the offer, with the determination to be made in the purchaser’s sole discretion, as follows:

THE OFFER IS CONDITIONED UPON, AMONG OTHER CONDITIONS SET FORTH IN THE OFFER TO PURCHASE . . . (2) THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT AFTER CONSUMMATION OF THE OFFER NONE OF THE SHARES ACQUIRED BY THE PURCHASER SHALL BE DEEMED “EXCESS STOCK” (AS DEFINED HEREIN), (3) FULL VOTING RIGHTS FOR ALL SHARES TO BE ACQUIRED BY THE PURCHASER IN THE OFFER HAVING BEEN APPROVED BY THE SHAREHOLDERS OF TAUBMAN CENTERS, INC. PURSUANT TO THE MICHIGAN CONTROL SHARE ACT (AS DEFINED IN THE OFFER TO PURCHASE), OR THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE PROVISIONS OF SUCH STATUTE ARE INVALID OR OTHERWISE INAPPLICABLE TO THE SHARES TO BE ACQUIRED BY THE PURCHASER PURSUANT TO THE OFFER, AND (4) THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT, AFTER CONSUMMATION OF THE OFFER, THE MICHIGAN BUSINESS COMBINATION ACT (AS DEFINED IN THE OFFER TO

Michael K. Pressman, Esq.	Page 5
October 19, 2006

PURCHASE) WILL NOT PROHIBIT FOR ANY PERIOD OF TIME, OR IMPOSE ANY SHAREHOLDER APPROVAL REQUIREMENT WITH RESPECT TO, THE PROPOSED SECOND STEP MERGER OR ANY OTHER BUSINESS COMBINATION INVOLVING TAUBMAN CENTERS, INC. AND THE PURCHASER (OR ANY OTHER AFFILIATE OF SIMON PROPERTY GROUP, INC. OR WESTFIELD AMERICA, INC.). Offer to Purchase the Common Stock of Taubman Centers, Inc. by Simon Property Acquisitions, Inc. dated December 5, 2002 (emphasis added).

We think that these transactions demonstrate the distinction between the existence of objectively verifiable conditions (we believe that the Rights Condition, the Board Condition and the DGCL §203 Condition are such objectively verifiable conditions) and the final power to determine whether the objectively verifiable conditions have been satisfied. Based on the arguments set forth above and precedents such as these, we submit that the Offerors should have this final power and are justified in subjecting the Rights Condition, the Board Condition and the DGCL §203 Condition to the Purchaser’s sole discretion.

The Offerors also believe that the remaining conditions to the Offer set forth in section 14 of the Offer to Purchase are either subject to objective verification (e.g., the commencement of specified legal proceedings, certain market events, certain acquisitions of shares of Gold Kist by other purchasers or certain actions by Gold Kist ) or, in cases that have been left to the Purchaser’s judgment, are already subject to a standard of reasonableness. See clauses (i) through (iii) and (v) through (viii) of paragraph (a) of the conditions to the Offer, under which Purchaser, when exercising its judgment as to the likely consequences of the specified proceedings, must find that such consequences are “reasonably likely” to occur. Such requirement of “reasonable likelihood” is also incorporated by reference into paragraph (b) of the conditions to the Offer.

Accordingly, the Offerors do not believe that any revisions to the conditions to the Offer are required.
3.

We note your statement that you may assert conditions “regardless of the circumstances giving rise thereto.” If the circumstances giving rise to the condition are within your control, we believe the offer may be illusory and may constitute a “fraudulent, deceptive or manipulative” practice within the meaning of Section 14(e). Please revise your disclosure accordingly.

Response: Unlike certain offers in which the quoted language appears, the Offerors did not state in the Offer to Purchase that their right to assert a condition “regardless of the circumstances giving rise thereto” would apply when such circumstances are within their control. Supplementally, the Offerors confirm their understanding that acts or omissions

Michael K. Pressman, Esq.	Page 6
October 19, 2006

by the Offerors or within their control cannot give rise to a triggering of a condition to the Offer.

In light of the foregoing confirmation by the Offerors and the absence of express or implied language to the contrary in the Offer to Purchase, we do not believe that any revision of the Schedule TO is required in response to this comment.

4.

We note your statement that you may waive a condition “in whole or in part, at any time and from time to time prior to expiration.” Please revise your disclosure to clarify that, to the extent you waive a condition with respect to one tender, you will waive that condition for all other tenders as well.

Response: In response to this Comment, Amendment No. 4 to the Schedule TO added the following sentence immediately following the statement of the Offerors’ right to assert or waive the conditions to the Offer:

Any waiver of any of the foregoing conditions will apply to all tenders of Shares to which the condition would otherwise apply.
5.

The last paragraph of this section contains language suggesting that once a condition is triggered, you may decide in your reasonable judgment whether it is advisable to proceed with the offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it. Please confirm your understanding on a supplemental basis.

Response: The Offerors submit that the statements referred to in the Comment are intended to establish that each determination by Purchaser and Parent whether to assert or waive a condition that has not been satisfied will depend on the particular facts and circumstances giving rise to the condition, and that such determinations may be made on a case-by-case basis. Accordingly, a failure to assert a condition in one case does not eliminate that condition or preclude its assertion should facts and circumstances arise thereafter that would enable the Offerors to assert such condition. Such language has been included in numerous offers filed with the Commission, including the offer by BASF AG for Engelhard Corporation and the offer by Blockbuster Inc. for Hollywood Entertainment referred to above. See also Second Supplement to Offer to Purchase the Shares of LaFarge North America Inc. by Efalar Inc. dated May 1, 2006. In response to the Comment, Purchaser and Parent advise the Staff that they do not intend to tacitly waive a condition by failing to expressly assert it.
Closing Information
The following amendments to the Schedule TO have been filed subsequent to issuance of the comment letter:

Michael K. Pressman, Esq.	Page 7
October 19, 2006

• Amendment No. 2 filed October 12, 2006: added disclosure of the purchase price as computed for the contemporaneous offer to purchase Gold Kist Notes

•      Amendment No. 3 filed October 16, 2006: added disclosure of the Gold Kist Board’s recommendation against the Offer, Gold Kist’s commencement of litigation against the Offerors and their nominees for election to the Gold Kist Board, and the results of the offer to purchase the Gold Kist Notes

• Amendment No. 4 filed October 17, 2006: added disclosure of early termination of the waiting period under the Hart-Scott-Rodino Act and language responding to Comment 4

Each of the foregoing amendments included, as an exhibit, a copy of Parent’s press release announcing the information or event covered by the amendment.

If you find the foregoing responses satisfactory, we do not believe that an extension of the Offer is necessary for their dissemination. The only revision made in response to the Comments is as referred to in Amendment No. 4, above, and Amendment No. 4 was filed more than 5 business days before October 27, the scheduled expiration date of the Offer.

Finally, in accordance with the Staff’s request, each of the Offerors acknowledges with respect to the Schedule that:

• Such Offeror is responsible for the adequacy and accuracy of the disclosure in the filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

• Such Offeror may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your courtesy and cooperation in the review process.

Michael K. Pressman, Esq.	Page 8
October 19, 2006

Should you have any questions regarding any of the foregoing, please contact the undersigned or Alan G. Harvey at (214) 978-3047 (fax: (214) 978-3099)).

Very truly yours,

/s/ Robert. A. Grauman
Robert A. Grauman

cc:	Mr. Richard A. Cogdill
Pilgrim’s Pride Corporation

Alan G. Harvey, Esq.
Baker & McKenzie LLP

Ms. Robin Rankin
Credit Suisse Securities (USA) LLC

Mr. Robert McMullan
Legacy Partners Group LLC

Damien Zoubek, Esq.
Cravath, Swaine & Moore LLP

R. Scott Cohen, Esq.
Weil, Gotshal & Manges LLP

Michael K. Pressman, Esq.	Page 9
October 19, 2006